Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

September 12, 2014

VIA EDGAR

Ms. Mary Cole Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington, DC 20549-4720
Re:	Van Eck Funds (the “Registrant”) Registration Nos. 002-97596; 811-04297

Dear Ms. Cole:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) to us by telephone on August 29, 2014 in connection with the Registrant’s Post-Effective Amendment No. 124 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 125 under the Investment Company Act of 1940, as amended (the “1940 Act”), which were filed with the Commission on July 9, 2014 with respect to proposed changes to the investment objective and principal investment strategies of the Van Eck Long/Short Equity Fund, to be renamed the Van Eck Long/Short Equity Index Fund upon the implementation of the changes (the “Fund”).

We understand that you would like the comments provided by the Staff to us by telephone on July 24, 2014 in connection with Van Eck VIP Trust’s Post-Effective Amendment No. 68 under the 1933 Act, and Amendment No. 69 under the 1940 Act, filed on behalf of the Van Eck VIP Long/Short Equity Index Fund, which is in the process of registering as a new series of Van Eck VIP Trust, to also be applied to the Fund, as applicable. Pursuant to our conversation on September 2, 2014, we further understand that Comment 7 provided by the Staff supersedes the comment that the Staff provided to us by telephone on April 29, 2014 with respect to the Registrant’s Post-Effective Amendment No. 120 under the 1933 Act and Amendment No. 121 under the 1940 Act, which were filed with the Commission on February 10, 2014. We also understand that Comment 7 applies to all of the series of the Registrant, including the Fund (each a “VEF Fund”).

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response.

Ms. Cole September 12, 2014 Page 2

PROSPECTUS

Comment 1:

Please confirm whether the Fund’s investment adviser is entitled to recoup from the Fund any fees waived and/or expenses reimbursed for a period following the date of such waiver and/or reimbursement.

Response 1:

The Fund’s investment adviser is not entitled to recoup any fees waived and/or expenses reimbursed from the Fund.

Comment 2:

Please explain why the Fund does not have an investment policy to invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities pursuant to Rule

35d-1 in light of the Fund’s use of “equity” in its name.

Response 2:

We understand that, in telephone conversations on November 20, 2013 with officers of the Registrant, the Staff reported its view that the term “long/short” in the Fund’s name is descriptive of an investment strategy (as opposed to a type of investment) and that the term “equity” in this context is “peripheral” to that strategy and does not otherwise suggest the Fund is focusing on a particular type of investment.  Consistent with the view expressed by the Staff, the Registrant believes the requirements of Rule 35d-1 are not implicated by the use of “equity” in the Fund’s name and, therefore, the Fund is not required to adopt a policy of investing at least 80% of its net assets (plus borrowings for investment purposes) in equities.

Comment 3:

Please clarify whether the Fund will invest directly or indirectly in hedge funds.

Response 3:

We have confirmed with the Registrant that the Fund does not intend to invest in hedge funds.

Comment 4:

Please consider whether the Fund should disclose the components of the Market Vectors North America Long/Short Equity Index (the “Index”) in the prospectus.

Ms. Cole September 12, 2014 Page 3

Response 4:

As of September 1, 2014, the Index had 5 components, including the iShares Short Treasury Bond ETF, SPDR S&P 500 ETF Trust, iShares Russell 2000 Growth ETF, iShares Russell 2000 Value ETF and The Consumer Staples Select Sector SPDR Fund. The Fund’s principal investment strategies already disclose that the Index is comprised of exchange traded products that invest in equity and debt securities, as well as other asset categories. In addition, the Index is reconstituted and rebalanced monthly in accordance with its written rules of construction and is not required to maintain a specific number of components. Accordingly, the Registrant believes that the current disclosure regarding the components of the Index is appropriate.

Comment 5:

In the supplemental fee table included in the section of the Fund’s prospectus entitled “Other Additional Information” replace the line items entitled “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” with “Total Annual Fund Operating Expenses Including Dividends and Interest Payments on Securities Sold Short and AFFE” and “Total Annual Fund Operating Expenses Excluding Dividends and Interest Payments on Securities Sold Short and AFFE”.

Response 5:

The Registrant will make the requested changes in the Fund’s 485(b) filing.

Comment 6:

The following comments are regarding the prior performance included in the section of the prospectus entitled “Other Additional Information – Prior Performance of Similarly Managed Accounts”:

a)	Please confirm whether the prior performance is for accounts that are managed in a substantially similar way as the Fund, i.e. the accounts replicate the Index. If the accounts are not managed this way, please delete such prior performance.
b)	Please confirm whether the prior performance was first added in connection with a 485(b) filing and if so, please confirm that such performance will not be first added in a 485(b) filing going forward.
c)	Please confirm that all of the expenses (excluding custodial fees) of the accounts included in the composite performance were deducted in calculating “net of fees”.
d)	Please disclose how the composite performance was calculated differently than the methodology mandated by the Commission for registered investment companies.
e)	Please include year-to-date composite performance information.

Ms. Cole September 12, 2014 Page 4

Response 6:

a)	We have confirmed with the Registrant that the prior performance is for accounts that are managed in a substantially similar way as the Fund.
b)	The prior performance was first added in the Registrant’s Post-Effective Amendment No. 122 under the 1933 Act and Amendment No. 123 under the 1940 Act, which were filed with the Commission on April 30, 2014 pursuant to Rule 485(b) under the 1933 Act in connection with the Fund’s annual update. Such prior performance was also included in the Registrant’s Post-Effective Amendment No. 124 under the 1933 Act and Amendment No. 125 under the 1940 Act, which were filed with the Commission on July 9, 2014 pursuant to Rule 485(a) under the 1933 Act and are the focus of this response letter. The Registrant confirms that, going forward, it will not first add the prior performance of similarly managed accounts in filings made pursuant to Rule 485(b) under the 1933 Act without first discussing the matter with the Staff.
c)	We have confirmed with the Registrant that the audited composite information only reflects management fees as the sole expense, and that this is consistent with the requirements of Global Investment Presentation Standards (GIPS®).
d)	The Registrant will add the requested disclosure in the Fund’s 485(b) filing.
e)	The Registrant will add the requested disclosure in the Fund’s 485(b) filing.

STATEMENT OF ADDITIONAL INFORMATION

Comment 7:

A fund should consider the concentration of affiliated and unaffiliated underlying funds when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying funds when determining compliance with its own concentration policies. This comment applies to each VEF Fund.

Response 7:

The Registrant believes that it is appropriate to exclude investment companies from each VEF Fund’s fundamental investment restriction regarding concentration because the Registrant does not believe that investment companies themselves represent an industry that has its own separately identifiable risks (e.g., technology, finance or natural resources). In addition, we are not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with a VEF Fund’s industry concentration limit. In an effort to clarify each VEF Fund’s position on this matter, the SAI for each VEF Fund expressly discloses adjacent to each VEF Fund’s fundamental investment restrictions that investment companies are

Ms. Cole September 12, 2014 Page 5

not considered to be part of an industry and that, to the extent a VEF Fund invests its assets in underlying investment companies, 25% or more of the VEF Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.

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We trust that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo

cc:       Jonathan Simon, Esq.

Laura Martinez, Esq.

Philip Newman, Esq.